315 Sigma Drive
Summerville, South Carolina 29486
VIA EDGAR

August 14, 2018

Sisi Cheng/Lisa Vanjoske
Division of Corporation Finance
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Aeterna Zentaris Inc.
Form 20-F for the Year Ended December 31, 2017
Filed March 28, 2018
Form 6-K for the Month of May 2018
Filed May 7, 2018
File No. 001-38064

Dear Ms. Cheng and Ms. Vanjoske:

On behalf of Aeterna Zentaris Inc. (the “Company”), we present below responses to the comments issued by the staff of the Division of Corporation Finance, Office of Healthcare and Insurance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 2, 2018 (the “Comment Letter”) concerning the above-referenced filings (such filings, the “financial statements”).

Form 20-F for the Year Ended December 31, 2017
Notes to Consolidated Financial Statements
25 Commitments and Contingencies, page 143

1.
You disclose that the class action lawsuit could have a material adverse impact on your financial condition, results of operations, liquidity and cash flows. You also disclose that you have not recorded a liability related to these lawsuits because “management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit”. Please tell us how the basis of your assessment is consistent with the guidance in paragraph 14 and paragraph 25 of IAS 37.

RESPONSE:

In response to the Staff’s comment, we have reviewed our assessment with respect to guidance provided by paragraph 14 and paragraph 25 of IAS 37.

Response

In November 2014, a limited number of the Company’s shareholders filed putative class action lawsuits against the Company and certain of its current and former officers, which were consolidated into the class action lawsuit in the U.S. District Court for New Jersey (“Court”) that is referred to in the Company’s public disclosures. The plaintiffs allege that the defendants violated the Securities Exchange Act of 1934 by making false and misleading statements between April 2, 2012 and November 6, 2014 (“Class Period”) about the results of testing being performed on Macrilen™ in connection with Food and Drug Administration (“FDA”) approval processes. Specifically, the plaintiffs claim that the defendants misled the Company’s shareholders when they stated that Macrilen™ “met the primary endpoint of the Phase 3 study in accordance with the terms of the [Special Protocol Assessment (“SPA”)]” agreed to with the FDA and that the Phase 3 study showed that Macrilen™ “was effective for evaluating [Adult Growth Hormone Deficiency] in accordance with the protocol agreed to in the SPA.” The Plaintiffs contend that these statements were not true and that they created a misimpression that the New Drug Application (“NDA”) that the Company filed with the FDA for Macrilen™ would be approved.

The plaintiffs allege that the truth was revealed on November 6, 2014, when the Company announced that it had received a Complete Response Letter (“CRL”) from the FDA pursuant to which the FDA denied the Company’s NDA for Macrilen™. In the CRL, the FDA stated that it was not approving the NDA for Macrilen™ because (1) Macrilen™ missed the primary efficacy objective in the SPA; (2) the FDA did not have complete and verifiable source data to support the classification of patients with Adult Human Growth Hormone Deficiency; and (3) the FDA was concerned about a potential safety issue involving QT prolongation for which it wanted the Company to conduct a new safety study. After the Company announced the receipt of the FDA’s CRL, the Company’s stock price declined, and the plaintiffs filed suit, seeking to represent a class comprised of purchasers of the Company's common shares during the Class Period.

In the class action lawsuit, the parties engaged in two rounds of motion to dismiss briefing that resulted in the Court narrowing the plaintiffs’ claims against the Company and dismissing the plaintiffs’ claims against certain of the Company’s former officers. After the resolution of the motions to dismiss, the Company filed its answer to the active complaint in the lawsuit and discovery commenced. During the discovery period, the plaintiffs moved for class certification. And while the motion for class certification was pending, the parties made an unsuccessful attempt to mediate the dispute. On February 28, 2018, the Court granted the plaitniffs’ motion for class certification, and on March 14, 2018, the Company filed an interlocutory petition to the U.S. Court of Appeals for the Third Circuit for review of the Court’s class certification order. The Third Circuit granted the petition for interlocutory review on June 20, 2018, and the review of the Court’s class certification order is pending.

In connection with the preparation of the consolidated financial statements as at and for the year ended December 31, 2017, which forms part of its Annual Report on Form 20-F for the year ended December 31, 2017 that was filed on March 28, 2018, the Company assessed the class action lawsuit in accordance with paragraphs 14 and 25 of IAS 37. As the Staff is aware, paragraph 14 requires an entity recognize a provision when (a) it has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If these conditions are not met, no provision is recognized.

After consulting with external counsel, reviewing the underlying facts and law, considering the discussions at the mediation, and recognizing the procedural posture, the Company concluded that it should not recognize a provision for the class action lawsuit for two main reasons.

First, the Company concluded that it was not “probable” that an outflow of funds would be required to resolve the lawsuit for the following primary reasons:

•    After consulting with its external counsel, the Company concluded that it is not “probable” that the plaintiffs will be able to establish liability in the lawsuit. The Company believes that there are many strong defenses to the claims asserted by the plaintiffs that diminish the likelihood of a liability finding. For instance, the discovery conducted in the lawsuit has demonstrated that the statement’s alleged by the plaintiffs to be false and misleading were not in fact false or misleading. In addition, the discovery process has uncovered many deficiencies in the plaintiffs’ theories of scientier. Lastly, the plaintiffs have failed to develop evidence to adequately establish that the alleged false and misleading statements caused the purported harm. Among other failings, the plaintiffs have failed to disaggregate the stock price impact of the three reasons that the FDA provided in its CRL for rejecting the Company’s NDA for Macrilen™.

•    After consulting with its external counsel, the Company concluded that it is not “probable” that the plaintiffs will ultimately be able to certify a class in the lawsuit. While the Court granted the plaintiffs’ motion for class certification, the Company petitioned the Third Circuit for a review of the Court’s order granting class certification. Based on discussions with its external legal counsel, the Company concluded that its petition presented a strong case for interlocutory review. And, on June 20, 2018, the Third Circuit granted the Company’s petition for interlocutory review.

•    The Company concluded that it is not “probable” that any potential loss would exceed the limits of applicable liability insurance. The Company is currently being reimbursed by insurance carriers for the costs of the class action litigation and expects that any settlement amount or judgment will be satisfied by applicable liability insurance. While it is possible that a settlement or judgment in the lawsuit could exceed the available insurance limits or that the insurers could refuse coverage (thus resulting in a material adverse impact to the Company), the Company does not believe that is probable based on discussions with its insurers and the mediation that occurred in the lawsuit.

Second, the Company determined that it cannot “reliably” estimate the outcome of the lawsuit. The Company considered the guidance in paragraph 25 of IAS 37 encourages an entity to make an estimate except in “rare cases”, however, the Company concluded that it could not reliably estimate the outcome of the lawsuit even within a reasonably possible range.

Based on the above, the Company determined that a provision should not be recognized under par. 14 of IAS 37.

Form 6-K filed May 7, 2018
Exhibit 99.1
Notes to Condensed Interim Consolidated Financial Statements (unaudited)
4 Licensing Arrangement, page 10

2.
With regard to the Strongbridge license agreement, please explain to us why IFRS 15 would not require allocation and deferral of some portion of the $24 million upfront payment to the performance obligations related to the worldwide pediatric development program for Macrilen TM (macimorelin) and the “right to access” license for Macrilen TM (macimorelin) for pediatric indication. Provide us your analysis of the license agreement under IFRS 15 and tell us the amount of and how you determined stand-alone selling prices for each performance obligation.

RESPONSE:

We applied IFRS 15 to the payment received from Strongbridge.

The accounting treatment that was disclosed in Q1 2018 has been revised as part of the preparation of our unaudited interim consolidated financial statements for June 30, 2018. These updated disclosures did not impact revenue or expenses recognized in Q1 2018 and will only impact future periods.

As disclosed in Q2 2018:

IFRS 15 requires the Company to use a 5-step approach to evaluating the timing and amount of revenue to be recognized with contracts with customers. In order to determine the amount and timing of recognition of revenue with respect to payments received from Strongbridge the Company had identified several distinct performance obligations it has under the Strongbridge License Agreement, which includes: (i) the sale of a "right to use" license of Macrilen™ (macimorelin) for adult indication for diagnosing growth hormone deficiency and any other future indication in USA and Canada; (ii) the sale of  a "right to use" license for a pediatric indication of Macrilen™ (macimorelin) in the USA and Canada which is contingent upon FDA approval; and (iii) interim supply arrangement provided by the Company for the sale of ingredients or finished product in the manufacturing of Macrilen™ (macimorelin). In respect to the pediatric indication, management has determined that Strongbridge and the Company have entered into a collaboration arrangement to share in the development costs (risks and benefits) associated with this indication.

Analysis of IFRS 15 - Accounting for Strongbridge License Agreement

Step 1 – Determine if a contract exists and whether that contract is with a customer

As mentioned in IFRS 15.6 “An entity shall apply this Standard to a contract (other than a contract listed in paragraph 5) only if the counterparty to the contract is a customer. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity's ordinary activities in exchange for consideration. A counterparty to the contract would not be a customer if, for example, the counterparty has contracted with the entity to participate in an activity or process in which the parties to the contract share in the risks and benefits that result from the activity or process (such as developing an asset in a collaboration arrangement) rather than to obtain the output of the entity's ordinary activities.”

In respect to the pediatric indication, management has determined that based on the terms of the R&D arrangement, that Strongbridge and the Company have entered into a collaboration arrangement to share in the development costs (risks and benefits) associated with this indication (the "collaboration arrangement"), and therefore it is outside of the scope of IFRS 15.

Consequently, the collaboration arrangement is not considered to be a performance obligation (under Step 2) and is accounted for under IFRS 11. Management has determined that Aeterna and Strongbridge are sharing the risks and benefits in the development of the pediatric indication. Strongbridge will pay 70% of such development and the Company will pay the remaining 30%. If the pediatric indication is approved by the FDA, Strongbridge will benefits from a right to use license for pediatric indication in the USA and Canada and Aeterna will benefit of the rights over this indication for the rest of the world. Consequently, we have concluded that Strongbridge is a collaborator under this arrangement and not a customer, and the arrangement should be accounted for under IFRS 11.

However, all other elements to the contract have been considered in scope of IFRS 15, and are described in the following steps.

Step 2 - Identify the performance obligations in the contract

In order to determine the amount and timing of recognition of revenue with respect to payments received from Strongbridge the Company had identified several distinct performance obligations it has under the Strongbridge License Agreement, which includes: (i) the sale of a "right to use" license of Macrilen™ (macimorelin) for adult indication for diagnosing growth hormone deficiency (the "right to use license for adult indication") ; (ii) the future sale of  a "right to use" license for the pediatric indication of Macrilen™ (macimorelin) in the USA and Canada (a "right to use license for pediatric indication") which continues to be contingent upon FDA approval; and (iii) an interim supply arrangement to be provided by the Company for the sale of ingredients or finished product in the manufacturing of Macrilen™ (macimorelin) (the "interim supply arrangement").

Step 3 - Determine the transaction price

The transaction price of the contract includes the following components:

◦	A fixed upfront payment of US$24 million

◦	A one-time payment of US$5 million upon the approval of Macrilen for the Pediatric Indication

◦	A royalty based on the net sales

◦	Milestone payments based on the net sales

◦	The sale of the ingredients necessary to the manufacture of Macrilen during the interim period.

Step 4 - Allocate the transaction price to the performance obligations in the contract

There are a number of elements of consideration under that contract that are variable or “contingent” upon certain thresholds or events being met or achieved. For example, management has determined that the “sales-based royalty” should be accounted for pursuant to IFRS 15, par. B63, which is when the subsequent sale occurs.

According to the following study (https://bioscibd.com/effective-royalty-rates#10), a royalty rate of 18% represent the average for regional deal with annual sales of $500M. Aeterna’s deal with Strongbridge includes a royalty of 15% for sales below US$75 million in a calendar year and 18% beyond US$75 million which is within the range of the study.

A similar concept applies to the variable milestone payments based on the net sales. Per IFRS 15.56, they should only be considered when it is highly probable that a significant reversal will not occur. Management has determined that given the uncertainty relating to achieving the sales milestones, that this portion of the transaction price should be fully constrained at the inception of the contract with Strongbridge.

Aeterna has agreed under the contract to supply ingredients for the manufacture of Macrilen during an “interim period” at a price that is set ‘at cost’, without any profit margin. The Company did not negotiate a profit margin on this portion of the contract, as the arrangement is only intended to act as an “interim supply arrangement” to support Strongbridge during the period of transition, and not a “revenue stream” under the contract. Management believes the stand-alone selling price of the manufacturing ingredients to be their cost, as that approximates the amount at which Strongbridge would be able to procure those same goods with other suppliers.

The two remaining components of the transaction price is the US$ 24 million upfront payment and the US$5 million payment upon the approval of Macrilen for the pediatric indication. The payment for the pediatric indication is set at an amount that is significantly less than the sale of the Macrilen license for adult indication (US $24 million) because of the significant uncertainty associated with the pediatric indication, which is not scheduled for commercialization until in 2023, 6 years after the adult indication approval and with a patent protection period shortened by the equivalent number of years. The last US patent expires in 2027. The US$5 million payment for the pediatric indication and the US$24 million for the adult indication are also proportional to the estimated net present value of the expected sales for each indication while the patent protection is valid. Consequently, the US$24 million represents the stand alone selling price of the transaction price to be allocated for (i) the sale of right to use license for adult indication and the US$5 million represents the stand alone selling price of the transaction price to be allocated for (ii) the sale of right to use license for pediatric indication.

As demonstrated above, the various considerations included in the contract represents the stand alone selling price of the different performance obligations included in the contract. Consequently, we believe it is reasonable to conclude that US$24 million represents the stand alone selling price of the transaction price to be allocated of right to use license for adult indication.

Step 5 - Recognize revenue as and when the entity satisfies a performance obligation

The fixed upfront payment of US$24 million is for the sale of a right to use license for adult indication. Aeterna is not obligated under the contract to undertake activities that significantly affect the intellectual property in its current form. Consequently, the US$24 million is to be recognized upon the date that the license commences.

The payment of US$5 million is also considered the sale of a “right to use” license for pediatric indication. However, this drug indication does not currently exist, and is contingent on FDA approval for this indication. If and when FDA approval is obtained, Aeterna is not obligated to undertake activities that significantly affect the intellectual property that is subject to the license of Macrilen for pediatric indication at that time. The US$5 million will then be recognized when the payment will become highly probable which is upon the approval of Macrilen for the pediatric indication.

The royalty based on the net sales is to be recognized when such sales are done by Strongbridge.

The milestone payments based on the net sales are to be recognized when it will become highly probably that such milestone will be met.

The sale of the ingredients necessary to the manufacture of Macrilen during the interim period is to be recognized when the transfer of the ingredients to Strongbridge occurs.

Conclusion

The Company believes that the license granted to Strongbridge for the adult indication is a "right to use" license, and the US$24 million is recognized when the right to use license for adult indication become effective and the license was transferred, which is January 16, 2018.

Please, contact me at (305) 304-7700 and jclavijo@aezsinc.com in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Very truly yours,

/s/ James Clavijo
James Clavijo
Chief Financial Officer
Æterna Zentaris